SCHEDULE 13G

Amendment No. 2
SPDR Russell Nomura Japan ETF
Common Stock
Cusip #78463X822

Cusip #78463X822
Item 1: 	   	Reporting Person - FMR LLC
Item 4: 	   	Delaware
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	0
Item 8: 	   	0
Item 9: 	   	0
Item 11: 	  	0.000%
Item 12: 	  	HC

Cusip #78463X822
Item 1: 	   	Reporting Person - Edward C. Johnson 3d
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	0
Item 8: 	   	0
Item 9: 	   	0
Item 11: 	  	0.000%
Item 12: 	  	IN

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Item 1(a). 	    	Name of Issuer:

  	  	          	SPDR Russell Nomura Japan ETF

Item 1(b). 	    	Name of Issuer's Principal Executive Offices:

  	  	          	c/o State Street Bank and Trust
One Lincoln St, LCC 6
  	  	          	Boston, MA 02111
  	  	          	USA

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FMR LLC

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 245 Summer Street, Boston, Massachusetts 02210

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 Common Stock

Item 2(e). 	     	 CUSIP Number:

  	   	               	 78463X822

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing,
FMR LLC, is a parent holding company in accordance with Section 240.13d-
1(b)(ii)(G).   (Note:  See Item 7).

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	0

  	  	     	(b)    Percent of Class: 	0.000%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote: 	0

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	0

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0

Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	If this statement is being filed to report the fact that as
of the date hereof, the reporting person has ceased to be the beneficial owner of any of the class of securities, check the following (X).

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	    	     	Not applicable.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certification.



In as much as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	April 9, 2014
  	Date

  	/s/ Scott C. Goebel
  	Signature

  	Scott C. Goebel
  	 Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries
SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

                Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1) AGREEMENT


                The undersigned persons, on April 9, 2014, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of SPDR Russell Nomura Japan ETF at March 31, 2014.


  	FMR LLC

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries

  	Edward C. Johnson 3d

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of Edward C. Johnson 3d

Document-Separator. This page separates the filing documents of two notifications.

Page   of

Exhibit A